UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85410 / March 25, 2019

Admin. Proc. File No. 3-18193

In the Matter of

JUQUN, INC.,
NEVADA GOLD CORP., and
NEXUS DATA TECHNOLOGIES CORPORATION

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by JuQun, Inc., Nevada Gold Corp., or Nexus Data Technologies Corporation, and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to JuQun, Inc., Nevada Gold Corp., and Nexus Data Technologies Corporation.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of JuQun, Inc., Nevada Gold Corp., and Nexus Data Technologies Corporation, is hereby revoked. The revocation is effective as of March 26, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary

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[1] 17 C.F.R. § 201.360(d).

[2] *JuQun, Inc., Live Brands, Inc., Nevada Gold Corp., and Nexus Data Technologies Corp.,* Initial Decision Release No. 1303 (Nov. 14, 2018), 2018 WL 5920011. The stock symbol and Central Index Key numbers are: 1559845 for JuQun, Inc.; NVGC and 1433818 for Nevada Gold Corp.; 1579552 for Nexus Data Technologies Corporation.

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

JuQun, Inc.,
Live Brands, Inc.,
Nevada Gold Corp., and
**Nexus Data Technologies
    Corporation**

Initial Decision of Default
November 14, 2018

Appearances: David S. Frye for the Division of Enforcement, Securities
and Exchange Commission

Before: James E. Grimes, Administrative Law Judge

Summary

This initial decision revokes the registrations of the registered securities of JuQun, Inc., Nevada Gold Corp., and Nexus Data Technologies Corporation (Respondents).[1] The revocation is based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission.

Introduction

On September 21, 2017, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting

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[1]   Live Brands, Inc., settled with the Commission and is no longer part of this proceeding. *JuQun, Inc.*, Exchange Act Release No. 84468, 2018 SEC LEXIS 2935 (Oct. 22, 2018).

proceedings (OIP). The OIP alleges that Respondents have securities registered with the Commission under Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

A different administrative law judge originally presided over this proceeding and issued an initial decision of default against Respondents.[2] But the Commission vacated that decision following the Supreme Court's decision in *Lucia v. SEC*,[3] and the matter was reassigned to me to provide Respondents with the opportunity for a new hearing.[4] Respondents were allowed to propose how further proceedings should be conducted.[5] But none did. I therefore proceeded under the Commission's directive to not give weight to or otherwise presume the correctness of any prior opinions, orders, or rulings issued by the prior administrative law judge.[6]

After independently reviewing evidence submitted by the Division, I determined that Respondents were served with the OIP on September 22, 2017, and their answers were due by October 5, 2017.[7] On October 26, 2018, I noted that Respondents had not filed answers and ordered them to show cause by November 7, 2018, why the registrations of their securities should not be revoked by default due to their failure to file answers or otherwise defend the proceeding.[8] To date, Respondents have not filed answers, submitted proposals, or responded to the show cause order.

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[2]   *See JuQun, Inc.*, Initial Decision Release No. 1225, 2017 SEC LEXIS 3582 (ALJ Nov. 14, 2017).

[3]   138 S. Ct. 2044 (2018); *see Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2–3 (Aug. 22, 2018).

[4]   *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264, at *2–3 (ALJ Sept. 12, 2018).

[5]   *JuQun, Inc.*, Admin. Proc. Rulings Release No. 6007, 2018 SEC LEXIS 2387 (ALJ Sept. 18, 2018).

[6]   *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

[7]   *JuQun, Inc.*, Admin. Proc. Rulings Release No. 6262, 2018 SEC LEXIS 2987, at *2 (ALJ Oct. 26, 2018).

[8]   *Id.*

Findings of Fact

Respondents are in default for failing to file answers, file proposals for how further proceedings should be conducted, or otherwise defend the proceeding.[9] Accordingly, as authorized by Rule of Practice 155(a),[10] I find the following allegations in the OIP to be true.

JuQun, Inc., Central Index Key (CIK) No. 1559845, is a revoked Nevada corporation located in Marina Del Ray, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2013, which reported a net loss of $606,249 for the prior three months. As of September 13, 2017, the company's common stock was not publicly quoted or traded.

Nevada Gold Corp., CIK No. 1433818 and ticker symbol NVGC, is a void Delaware corporation located in Del Mar, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2013, which reported a net loss of $42,313 for the prior nine months. As of September 13, 2017, the company's common stock was traded on the over-the-counter markets.

Nexus Data Technologies Corporation, CIK No. 1579552, is a forfeited Delaware corporation located in Coral Springs, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2013, which reported a net loss of $1,343 for the period from the company's inception on May 1, 2013, through September 30, 2013. As of September 13, 2017, the company's common stock was not publicly quoted or traded.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with

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[9]   *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f); *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

[10]   17 C.F.R. § 201.155(a).

their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. Compliance with these reporting requirements is mandatory.[11] Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.[12] Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations."[13]

Respondents' failures to file required periodic reports are serious because they constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound

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[11] *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007).

[12] *See SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

[13] *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19–20 (May 31, 2006).

[investment] decisions."[14] The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities.[15] Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports.[16] Respondents are culpable because they knew or should have known about the reporting requirements. They further failed to heed delinquency letters sent to them by the Division of Corporation Finance. Even if Respondents did not receive such letters due to their failure to maintain a valid address on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation.[17] In any event, there is no indication that Respondents' violations were inadvertent or accidental.[18] And there is no evidence that Respondents have made any effort to remedy their past violations or ensure future compliance. Respondents have not answered the OIP, submitted proposals regarding the conduct of this proceeding following its reassignment, or responded to the show cause order, and have not otherwise participated in this proceeding.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

I ORDER that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of JuQun, Inc.,

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[14]   *Id.* at *26.

[15]   *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

[16]   *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25–26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent).

[17]   *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013).

[18]   *Id.* at *37 n.60.

Nevada Gold Corp., and Nexus Data Technologies Corporation is hereby REVOKED.[19]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360.[20] Under this rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, under Rule 111.[21] If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality.[22] The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate.[23] A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding.

_____
James E. Grimes
Administrative Law Judge

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[19]   This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

[20]   17 C.F.R. § 201.360.

[21]   17 C.F.R. § 201.111(h).

[22]   17 C.F.R. § 201.360(d).

[23]   17 C.F.R. § 201.155(b).